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                              April 15, 2021

       Omeed Malik
       Chairman and Chief Executive Officer
       Colombier Acquisition Corp.
       590 Madison Ave., 21st Floor
       New York, New York 10002

                                                        Re: Colombier
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 333-254492

       Dear Mr. Malik:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Acquisition Process, page 5

   1. Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your
officers and directors could potentially make a substantial profit even if you select an
acquisition target that subsequently declines in value and is unprofitable for public
investors. As a separate matter add a risk factor addressing this risk.
       Use of Proceeds, page 58

   2. Please include a footnote discussing the advisory fee that is being paid to Farvahar
                                                        Capital, an affiliate
of the sponsor.
 Omeed Malik
FirstName
Colombier LastNameOmeed
            Acquisition Corp. Malik
Comapany
April       NameColombier Acquisition Corp.
       15, 2021
April 215, 2021 Page 2
Page
FirstName LastName
Principal Stockholders, page 102

3. Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by Colombier Sponsor LLC.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance